SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Protocol and justification of merger of
Telemig Celular S.A. into
Vivo Participações S.A.

By this private instrument, the parties identified below, herein represented by their respective Officers, have agreed to enter into this Protocol and Justification of Merger (“Protocol”), pursuant to articles 224, 225 and 227 of Law 6.404, enacted on December 15, 1976, as amended (“Law 6.404/76” or “Corporation Law”), and in compliance with the applicable provisions set forth in the Brazilian Securities Commission ("CVM") Ruling No. 319, issued on December 3, 1999.

(a)        Vivo Participações S.A., a publicly-held corporation organized and existing in accordance with the Brazilian law, with its principal place of business at Av. Roque Petroni Junior, 1464, in the City of São Paulo, State of São Paulo, enrolled with the National Corporate Taxpayers Registry (CNPJ) under No. 02.558.074/0001-73, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, business administrator, bearer of ID (RG) No. 4.455.053-4 – SSP/SP and enrolled with the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. 860.196.518-00, and Cristiane Barretto Sales, Brazilian citizen, married, business administrator, bearer of ID (RG) No. 2.714.796 – SSP/BA, enrolled with the CPF/MF under No. 405.908.015-20, both of them resident and domiciled in the Capital City of the State of São Paulo, with offices at Av. Roque Petroni Junior 1464, 6th floor, side A, Morumbi, – Postal Code 04707-000 (“Vivo Part.” or “Surviving Company”);

and, on the other part,

(b)       Telemig Celular  S.A., a closed-held corporation organized and existing in accordance with the Brazilian law, with its principal offices in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.320.739/0001-06, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, business administrator, bearer of ID (RG) No. 4.455.053-4 – SSP/SP and enrolled with the Individual Taxpayers' Registry of the Ministry of Finance (CPF/MF) under No. 860.196.518-00, and Cristiane Barretto Sales, Brazilian citizen, married, business administrator, bearer of ID (RG) No. 2.714.796 – SSP/BA, enrolled with the CPF/MF under No. 405.908.015-20, both of them resident and domiciled in the Capital City of the State of São Paulo, with offices at Av. Roque Petroni Junior 1464, 6º andar, lado A, Morumbi, – CEP 04707-000 (“TC or “Merging Company”);

and TC and Vivo Part. shall be collectively referred to as “Parties”.

1.         Justification for the Merger

WHEREAS, on July 27, 2009, the special shareholders meeting of each of the Parties and Telemig Celular Participações S.A. (“TCP”) approved a corporate restructuring, which consisted of TCP's acquisition of all shares of its controlled company TC, and, therefore, TC became a wholly-owned subsidiary of TCP, and on the same date TCP's shares were fully acquired by Vivo Part., and the holders of TCP shares then acquired (including those resulting from TC merger) received new shares of Vivo Part., and, accordingly, TCP became a wholly-owned subsidiary of Vivo Part. Subsequently, on November 13, 2009, Vivo Part. and TCP approved in their respective Special Shareholders Meetings the merger of TCP, and therefore, TC became a wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”);

WHEREAS the Corporate Restructuring was aimed at simplifying the organizational structure of the companies acquired by Vivo Part. in the year of 2008, enabling the participation of TC and TCP's shareholders in Vivo Part., which is the only Company whose shares are dealt in the Brazilian and New York's stock exchange, thus creating funding liquidity and simplifying such companies' management;

WHEREAS, as informed through a notice to the market dated December 7, 2009, and because the merger of TC's assets by Vivo Part. and winding-up thereof would require the prior approval from the Brazilian Telecommunication Agency (ANATEL), such acquisition has not been included in the aforesaid Corporate Restructuring;

WHEREAS in order to proceed with the simplifying corporate structuring process at VIVO companies, as mentioned above, which, however, should not be understood as or give rise to changes in their shareholding structure, and because the maintenance of several holding and controlled companiesand different organizational structures increase administrative and operating costs;

NOW, THEREFORE, the Parties understand that the ongoing corporate structure simplification, upon the merger of TC into Vivo Part., as provided for in this Protocol, is justified to the extent that it shall decrease administrative costs and facilitate management unification, standardization and rationalization to the companies involved.

2.         Capital stock of the Surviving Company and the Merging Company.

2.1.      Capital Stock of Vivo Part.: the subscribed and paid-in capital stock of Vivo Part. on the date hereof is eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty-two Reais and eighty-six cents (R$8,780,150,322.86) represented by 400,713,827 shares, being 137,269,188 common shares and 263,444,639 preferred shares, all of them book-entry registered shares with no par value.

2.2.      Capital Stock of TC: the subscribed and paid-in capital stock of TC to date is five hundred twenty-eight million Brazilian Reais (R$528,000,000.00) represented by 2,372,176 common shares, all of them book-entry registered shares with no par value.

3.         Merger, Valuation and equity of the Merging Company:

3.1.      Base Date and Valuation: upon the merger of TC, the net equity of TC will be transferred to Vivo Part. TC's net assets to be acquired by Vivo Part. were valued on the basis of their book value on March 31, 2010 (“Base Date”), pursuant to accounting practices carried out in Brazil. The Valuation Report on TC's net assets to be transferred to Vivo Part. in compliance with the provisions of article 227 of Law No. 6.404/76, was prepared by the independent accounting firm Ernst & Young Auditores Independentes SS., headquartered at Av. Presidente Juscelino Kubitschek, 1830, Torre I, 5th  and 6th floors, São Paulo/State of São Paulo, Postal Code 04543-900, enrolled with the CNPJ/MF under No. 61.366.936/0001-25, subject to approval of the shareholders that are Parties to this Protocol.

3.2.      Equity changes occurring in TC between the Base Date of the transaction and merger consummation will be absorbed by Vivo Part.

3.3.      Capital Stock and Shares of the Merging Company: The net equity of TC to be acquired by Vivo Part. is valued at one billion, three million, seven hundred and sixty-six thousand, seven hundred and ninety-one Reais (R$1,003,766,791.00), and comprises net assets, as described and set forth in the Valuation Report.

3.4.      Winding-up of the Merging Company: after TC's merger and consequent transfer of all its assets to Vivo Part., TC shall be wound-up as provided for in article 227 of Law No. 6.404/76, and Vivo Part. Managers shall be liable for the filing and publication of the transaction related documents.

3.5.      The Surviving Company's Assets: the merger of TC into Vivo Part., as described above, shall not result in the Surviving Company's capital increase, since Vivo Part. has already registered in its net equity the amount of TC's shares and it is not appropriate to mention replacement of shares held by the Merging Company's non-controlling shareholders with the Surviving Company's shares.

4.         Shares of the Surviving Company, Replacement of shares held by TC, Political and equity Rights.

4.1.      No Criteria for Determining Replacement Ratio and Valuation: whereas TC is Vivo Part.'s wholly-owned subsidiary (and, therefore, TC has no minority shareholders), the shares issued by TC shall be cancelled.

4.2.      No Replacement Ratio: whereas TC has no controlling shareholders, since TC is a wholly-owned subsidiary of Vivo Part., it is not appropriate to mention replacement ratio for shares held by TC's minority shareholders with the Surviving Company's shares.

4.3.      No Equity Valuation at market prices for purposes of Article 264 of the Brazilian Corporation Law: whereas the merger transaction subject matter hereto does not result in the Surviving Company's capital increase or changes in the shareholding interest of its shareholders, since TC has no controlling shareholders, there will be no exchange ratio, and, consequently, there will be no minority shareholders' interests to be protected or right to withdraw in relation to TC and, therefore, according to the Brazilian Securities Commission's understanding in similar precedent cases, the provisions of article 264 of the Corporation Law will not apply (please refer to CVM RJ Cases 2007-2920, 2007-3645, 2005-7838, 2005-9849 and 2004-2040).

5.         Other Terms Applicable to the Merger.

5.1.      Corporate Actions: TC and Vivo Part. shall hold Special Shareholders Meetings to resolve and decide upon the transaction contemplated in this Protocol.

5.2.      No Right to Withdraw: as mentioned above it is not appropriate to mention TC non-controlling shareholders' disagreement or exercise of the right to withdraw, as provided for in articles 136, item (ix) and 137 of the Corporation Law.

5.3.      Succession: the Surviving Company shall succeed TC to TC's rights and obligations and shall be jointly liable for TC's obligations, as provided for in articles 227 and 232 of Law No. 6.404/76.

5.4.      Authorization: without prejudice to the provisions of item 3.4 of this Protocol, once TC's merger is approved, the Surviving Company's Officers shall be authorized and liable for taking the necessary measures for the implementation of the terms and conditions agreed upon in this Protocol, in compliance with the applicable law.

5.5.      Prior Approval from ANATEL: the merger of TC subject matter hereto and TC's consequent winding-up have been submitted to the Brazilian Telecommunication Agency (ANATEL) for its prior analysis and approval.

5.6.      Future Transactions: once the corporate restructuring mentioned in this Protocol is accomplished, the merger of Vivo S.A. into Vivo Part. may be taken into consideration, provided that all required corporate and regulatory approvals are given in this regard, so as to conclude VIVO's corporate structure simplification process; which should not, however, be understood as or give rise to any changes in its shareholding structure, once Vivo S.A is already a wholly-owned subsidiary of Vivo Part. Notwithstanding the foregoing, whereas the merger of Vivo S.A. requires ANATEL's prior approval, and Vivo S.A.'s operating system integration and operating structure adjustments, including, but not limited to the opening of branches and system integration, the merger has not been contemplated in the corporate restructuring described hereunder.

5.7.      Venue: the Parties hereby elect the Courts of the City of São Paulo, State of São Paulo to resolve any disputes arising out of this Protocol.

IN WITNESS WHEREOF, the Parties execute this instrument in six (6) counterparts of same content and for only one purpose, together with two witnesses.

São Paulo, May 11, 2010.

Vivo Participações S.A.

_____________________________ Roberto Oliveira de Lima	_____________________________ Cristiane Barretto Sales

Telemig Celular S.A.

_____________________________ Roberto Oliveira de Lima	_____________________________ Cristiane Barretto Sales

Witnesses:

1. ______________________________
Cláudio Wenzel Lagos
CPF 757.777.208-97

2. _______________________________
Celso Martello
CPF 362.476.260-53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.